

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

April 27, 2009

Junhong Xiong
Chief Executive Officer and Vice Chairman
AgFeed Industries, Inc.
Suite A1001-1002, Tower 16, Hengmao Int'l Center
Nanchang City, Jiangxi Province, China 330003

> **Re: AgFeed Industries, Inc.**
> **Schedule 14A**
> **Filed: April 6, 2009**
> **File No. 001-33674**

Dear Mr. Xiong:

We have reviewed your filing and have the following comments. Where indicated, we think you should implement the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or implementation is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Frequently Asked Questions About the Annual Meeting, page 1

1. We note the disclosure on page 26 that shareholders will not have any appraisal rights with respect to any matters to be acted upon at the annual meeting. Please revise to include a new question and answer to highlight this fact. Include disclosure of dissenters' rights that will become available if your shares are

delisted by Nasdaq, if any. Additionally, revise to disclose with specificity that you are referring to the election of directors and ratification of securities issuance.

Narrative to Director Compensation Table, page 7

2. We note the narrative disclosure which relates to the director compensation table on page 7. However, your narrative disclosure relates to director compensation for fiscal year ending December 31, 2009. Please revise to also include narrative disclosure for director compensation for fiscal year ending December 31, 2008.

Security Ownership of Beneficial Owners and Management, page 10

3. Rule 13d-3(d)(1) of the Exchange Act requires that you include as beneficial owners, those who have the right to acquire beneficial ownership within 60 days. When you amend and refile the proxy statement, please consider whether you should include the warrants as part of your analysis of those who surpass the 5% ownership threshold or advise us as to why you think this is unnecessary.

4. As applicable, add the warrant shares into the total number of shares used to calculate percentages of beneficial ownership. Instruction 1 to Item 403 of Regulation S-K requires that you calculate percentages based upon the total number of outstanding shares plus those that qualify for beneficial ownership under Rule 13d-3(d)(1).

Compensation Discussion and Analysis, page 12

5. Your disclosure suggests that certain agreed-upon individual performance objectives are a factor in incentive bonuses.   In future filings, please disclose and analyze how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how the committee weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) and Item 402(b)(1)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Summary Compensation Table, page 17

6. Please tell us whether Dr. Songyan Li is an executive officer of your company. He is listed as a director on page 4, but there is no mention of current executive status with the company. He is, nevertheless, listed as a named executive officer throughout the compensation discussion and analysis section. Item 402 of Regulation S-K requires executive compensation disclosure for the principal executive officer, the principal financial officer and the three most highly compensated executive officers other than the principal executive and principal financial officers. If Dr. Li does not fall into any of these categories, please update director and executive compensation accordingly.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 18

7. In future filings, revise to provide a detailed narrative description of the material factors necessary to an understanding of the information disclosed in your summary compensation table and grants of plan-based awards table. In particular, the narrative disclosure should include an explanation of the amount of salary and bonus in proportion to total compensation for your named executive officers. Refer to Item 402(e) of Regulation S-K.

Proposal Number Two – Approval of the December 2008 Financing, page 21

8. Please update here and throughout to disclose that Nasdaq's Marketplace Rule 4350(i)(1)(D)(ii) is no longer in effect, and that it has been superseded by Rule 5635(d)(2) as of April 13, 2009.

The December 2008 Financing, page 21

9. Discuss in further detail, the transaction between you and the investors including, but not limited to, the purposes for entering into the transaction, what the proceeds will be used for and how the pricing was determined.

10. Please include a discussion of the Securities Purchase Agreement between you and the investors. Include a description of the material rights and terms of the agreement including those that "are customary for registered direct offerings of this type."

11. Please identify the investors who purchased securities from you under the Securities Purchase Agreement in December 2008. Further, identify any affiliations with those investors.

Junhong Xiong
AgFeed Industries, Inc.
April 27, 2009
Page 4

12. Please identify any distinctions between the common stock outstanding prior to the December 2008 financing and the shares issued in the financing, if any. Alternatively, confirm that there are no differences between the shares and all rights included with them are the same.

13. Please correct the disclosure on page 22 stating that there are 3,500,000 shares of your common stock issuable upon exercise of the warrants to note that there are 3,500,004.

Description of the Warrants, page 22

14. Please fully describe the rights of the warrant holders. Include a discussion regarding assignability and any other material rights associated with the warrants not already disclosed.

15. Revise to expand the discussion on the warrant holder limitations established in section 2(d) of the form of common stock purchase warrant issued to the investors in the December 2008 financing.

Discussions with Nasdaq, page 23

16. Please further revise your disclosure to explain why shareholder approval for the issuance of additional shares was not sought in advance of entering into the December 2008 purchase agreement.

17. Describe in detail how public reprimand would affect you and your shareholders. Similarly, discuss the impact delisting your shares from Nasdaq would have on you and your shareholders such as the share price.

Other

18. We note that one of the methods shareholders will be able to vote is via proxy card by mail. Please revise to include a copy of your proposed preliminary proxy card for our review.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Jacquelyn Hart, Esq.
        Via Facsimile: (212) 440-4401